ANNUITY OPTION AMENDMENT ENDORSEMENT



This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control.

The following hereby amends and supersedes the following section of the Contract entitled "ANNUITY OPTIONS":

The section in the Contract entitled "OPTION 6 - SPECIFIED PERIOD CERTAIN ANNUITY" is deleted from the Contract.




                  Signed for Allianz Life Insurance Company of North America by:


                       [Suzanne J. Pepin]              [Charles Kavitsky]
                        Suzanne J. Pepin                Charles Kavitsky
                Senior Vice President, Secretary           President
                  and Chief Legal Officer

S40397